Santiago, October 26, 2026
Mrs.
Catherine Tornel León
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

Pursuant to the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and Chapter 18-10 of the Updated Compilation of Regulations (“RAN”) issued by the Financial Market Commission (“CMF”), and being duly authorized, I hereby inform you of the following material event concerning Banco Santander-Chile (the “Bank”):

As of this date, the Bank has completed the full redemption of the perpetual bonds qualifying as Additional Tier 1 capital, in an aggregate principal amount of USD 700,000,000 (seven hundred million United States dollars), which were placed in the international markets on October 26, 2021 (the “2021 AT1 Notes”).

The redemption of the 2021 AT1 Notes was funded with the proceeds from the placement of perpetual bonds qualifying as Additional Tier 1 capital, issued by the Bank on October 21, 2026, as disclosed in a material event notice filed on the same date.

            Sincerely,
Patricia Pérez Pallacán
CFO

C.c:
- Stock Exchange
- Chilean Electronic Exchange